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                                                                      424(b)(3)
                                                                     333-165396
AXA Equitable Life Insurance Company

SUPPLEMENT DATED OCTOBER 24, 2011 TO THE CURRENT PROSPECTUS FOR EQUI-VEST(R) STRATEGIES/SM /(SERIES 901) AND STRUCTURED INVESTMENT OPTION

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This Supplement updates certain information in the most recent prospectus and statement of additional information you received and in any supplements to the prospectus and statement of additional information (collectively, the "Prospectus"). You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Unless otherwise indicated, all other information included in the Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in the Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to replace the loan provision of the EQUI-VEST(R) Strategies/SM /(Series 901) contract for all contracts issued under new plans on or after October 24, 2011 (subject to state availability). The section headings in items 1-8 of this Supplement correspond with the section headings in your EQUI-VEST(R) Strategies (Series 901) Prospectus. Item 9 relates to a change to your Structured Investment Option prospectus.

1. INDEX OF KEY WORDS AND PHRASES

   The reference to the "net loan interest charge" is deleted.

2. FEE TABLE -- "CHARGES THAT WE PERIODICALLY DEDUCT FROM YOUR ACCOUNT VALUE"

   The reference to the "Net loan interest charge" and footnote (4) to the table are deleted. The following is added to the table entitled "Charges we deduct from your account value at the time you request certain transactions" and a new footnote (4) is added:

-------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
-------------------------------------------------------------------------------
Plan loan charges/(4)/                  $25 maximum per loan when loan is
                                        made + $6.25 per quarter
-------------------------------------------------------------------------------
(4)The charges are expressed on a per plan participant basis.

3. CONTRACT FEATURES AND BENEFITS -- "DEATH BENEFIT"

   The description of the "standard death benefit" is deleted and replaced with the following:

   The standard death benefit is equal to your total contributions and loan repayments (including loan interest paid), less the dollar amount of any loans and adjusted for withdrawals and any withdrawal charges and any taxes that apply.

4. CONTRACT FEATURES AND BENEFITS -- "YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS"

   The last sentence of the second paragraph is deleted.

5. DETERMINING YOUR CERTIFICATE'S VALUE -- "YOUR ACCOUNT VALUE AND CASH VALUE"

   In this first paragraph, item (iv) is deleted. As a result, "account value" is the total of (i) values you have allocated to the variable investment options; (ii) the guaranteed interest option; and (iii) the account for special dollar cost averaging.

   In the second paragraph, item (iii) is deleted. As a result, at any time before annuity payments begin, your contract's cash value is equal to the account value, less (i) any applicable withdrawal charges; and (ii) the total amount or a pro rata portion of the annual administrative charge.

6. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS -- "REBALANCING YOUR ACCOUNT VALUE"

   The last paragraph in this section is deleted.

7. ACCESSING YOUR MONEY -- "LOANS"

   This section is deleted in its entirety and replaced with the following:

LOANS

If the plan permits, loans are available under a 403(b) plan or governmental employer 457(b) EDC plan. Loans are subject to limits and repayment timeframes under federal income tax rules. Loans are also subject to the limits of the plan. The loan rules under ERISA may apply to plans not sponsored by a governmental employer. Federal income tax rules apply to all plans, even if the plan is not subject to ERISA. You may borrow against your account value only under a TSA contract or a contract issued under a governmental employer 457(b) EDC plan.

Your loan is also subject to our rules. We do not permit you to take a loan if the systematic withdrawal or the required minimum distribution automatic withdrawal option is in effect. If you want a loan, you may first have to cancel the withdrawal election. Also, if you have an outstanding loan, we generally do not permit withdrawals or the election of a withdrawal option such as systematic withdrawals or the required minimum distribution automatic withdrawal option. If you want to take a partial withdrawal or elect a withdrawal method, you may first have to repay the loan. See the chart under "Method of withdrawal" in "Accessing your money" in the Prospectus.

888-127 (10/11)              Cat #147325 (10/11)
EV Strategies 901 / SIO  NB              #243407

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There may be a limit on the number of loans under an employer's plan. However, we do not permit you to have more than nine loans outstanding (including "takeover loans") at any time. Takeover loans are the result of an employer's transfer of plan assets (and outstanding loans) to the EQUI-VEST(R) Strategies/SM /(Series 901) contracts.

There are limits on the total unpaid balance of all your outstanding loans under all plans of your employer. The amount available to be borrowed against under your EQUI-VEST(R) Strategies/SM /(Series 901) contract is reduced by
(i) the outstanding loan balance of other loans you have under other funding vehicles under your employer's plan, (ii) the outstanding balance of other loans you have under other plans of your employer, (iii) all or part of a loan you recently repaid; and/or (iv) any loan you ever defaulted on under any of your employer's plans. See "Tax information" in the Prospectus and the loan request form.

Before we make a loan, you must properly complete and sign a loan request form. Generally, the approval of the employer, its delegate or plan administrator must also be demonstrated. Loan processing may not be completed until we receive all information and approvals required to process the loan at our processing office. Please note that if we receive a properly completed and signed loan request form (and any other information necessary to complete the loan transaction) at our processing office on a business day prior to the 27th of the month, your loan transaction will be effective on that business day. If we receive a properly completed and signed loan request form (and any other information necessary to complete the loan transaction) at our processing office on a business day that is on the 27th of the month or later, your loan will be processed on the first business day of the month following the date it was received. In the case of certain TSA contracts subject to ERISA, the written consent of your spouse will be required to obtain a loan and the Plan Administrator needs to sign the loan form. In the case of governmental employer EDC contracts, the loan must be approved by the contract owner; generally, your employer, plan trustee, or the plan administrator as authorized under the governmental employer plan. Please see the loan provisions stated in your certificate and read the terms and conditions in the loan request form carefully and consult with a tax advisor before taking a loan. Also, see Appendix I in your prospectus for any state rules that may affect loans from a TSA or governmental employer EDC contract.

A loan will not be treated as a taxable distribution unless:

..   it exceeds limits of federal income tax rules; or

..   interest and principal are not paid when due; or

..   in some instances, service with the employer terminates.

Taking a loan in excess of the Internal Revenue Code limits may result in adverse tax consequences.

The tax consequences of failure to repay a loan when due are substantial, and may result in severe restrictions on your ability to borrow amounts under any plans of your employer in the future. See "Repaying a loan" below. Also, see "Tax information" in the Prospectus.

LOAN INTEREST. We charge interest on loans under your certificate. The loan interest rate we charge is subject to the terms of your employer's plan. Also, loan interest rates are subject to state requirements. To find out more about current loan interest rates contact the person designated by your employer to answer questions about your plan or your financial professional.

HOW LOANS ARE TAKEN FROM YOUR ACCOUNT VALUE. The amount of the loan will be withdrawn from your certificate, but no withdrawal charges will apply. A withdrawal for a loan is also not taken into account in determining the 10% free withdrawal amount. See "10% free withdrawal amount" in "Charges in expenses" in the Prospectus for more information. On your loan request form, you can specify the investment options from which the loan amount will be taken. If you do not specify, the loan amount will be taken on a pro rata basis from the variable investment options and guaranteed interest option in which you have account value. If there is insufficient value in these investment options, any remaining portion will be deducted from the account for special dollar cost averaging. The number of units in your variable investment options are decreased to reflect a loan.

REPAYING A LOAN. When you take a loan, we use the principal amount of the loan, the loan interest rate and the term of the loan to determine the loan repayment amount. How you repay a loan (for example, through payroll deduction or by personal check sent to us) and the loan repayment frequency is your employer's choice. Loan repayment may be accelerated on certain events (for example, your retirement or transfer of amounts to another funding vehicle under the plan). In very limited specified circumstances concerning leaves of absence and with the documentation we require, loan repayment can be suspended. Otherwise, loans must be repaid according to the repayment schedule to avoid default. See "Tax information" in the Prospectus.

8. CHARGES AND EXPENSES -- "CHARGES UNDER THE CONTRACTS"

   The following is added to this section:

   LOAN SET-UP CHARGE. A $25 charge will be deducted from your account value at the time a loan is taken. The charge is to compensate us for administrative expenses associated with setting up the loan.

   ANNUAL LOAN RECORD-KEEPING CHARGE. A $6.25 charge will be deducted from your account value on the last Friday of each calendar quarter to compensate us for record-keeping expenses associated with the loan. If that Friday is a holiday, the charge will be deducted on the last business day preceding that Friday. The charge will be deducted on a pro rata basis from the variable investment options and the guaranteed interest option. If those amounts are insufficient, we will deduct amounts from the account for special dollar cost averaging.

2

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9. STRUCTURED INVESTMENT OPTION -- LOANS

   In the subsection entitled "Loans" under "Description of the Structured Investment Option," the second bulleted statement is deleted and replaced with the following:

 . As your loan is repaid, amounts taken from a Segment for your loan cannot be allocated back into that Segment. The loan repayment amounts will be allocated to the Segment Holding Account. Please read your EQUI-VEST(R) contract and your EQUI-VEST(R) contract's prospectus for further loan provisions and requirements. You should also read the terms and conditions in the loan request form carefully, as well as consult with a tax advisor before taking a loan.





   Copyright 2011 AXA Equitable Life Insurance Company. All rights reserved. EQUI-VEST(R) is issued by and is a registered service mark of AXA Equitable
                    Life Insurance Company (AXA Equitable).
EQUI-VEST(R) Strategies/SM /is issued by and is a service mark of AXA Equitable. Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC, 1290
                            Avenue of the Americas
                              New York, NY 10104.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                1290 AVENUE OF THE AMERICAS, NEW YORK, NY 10104
                                 212-554-1234

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